UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 2)

                   Hallwood Realty Partners, L.P.
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                          (Name of Issuer)

          Units Representing Limited Partnership Interests
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                     (Title Class of Securities)

                               40636T5
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                           (CUSIP Number)

                         Peter Golden, Esq.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                      New York, New York  10004
                           (212) 859-8000
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 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)
                            May 30, 1996
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].   (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                 SEC 1746 (12-91)

                          SCHEDULE 13D

CUSIP No.    40636T5                      Page  2  of  5  Pages
             -------                           ---    ---

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners, L.P.    13-3700768

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ] (b)[ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

              WC
   5      CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                         [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
 NUMBER   7    SOLE VOTING POWER
   OF
 SHARES           123,900
BENEFICI  8    SHARED VOTING POWER
  ALLY
 OWNED             0
BY EACH   9    SOLE DISPOSITIVE POWER
REPORT-
  ING             123,900
 PERSON   10    SHARED DISPOSITIVE POWER
  WITH
                   0
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              123,900
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                       [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.41%
   14     TYPE OF REPORTING PERSON*

              PN
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     This Amendment No. 2 amends and supplements the Schedule 13D
(the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"). Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.

                          *     *     *

Item 3 is hereby amended to add the following information:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 17,500 Units covered by this Amendment No. 2 was $346,612, all of which was obtained from the general funds of Gotham.

                          *     *     *

Item 5 is hereby amended to add the following information.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Gotham owns 123,900 Units as of the date of this Amendment No. 2, representing an aggregate of approximately 7.41% of the outstanding Units (based upon 1,673,005 Units outstanding as of May 29, 1996, as disclosed in the Partnership's May
29th Press Release).
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     (c)  The table below sets forth information with respect  to all purchases of Units by Gotham not otherwise reported. All of such purchases took place in open-market transactions on the American Stock Exchange:

        Transaction Date     Number of Units     Price per Unit
             4/24/96               200               19.435
             4/25/96               200               19.56
             4/29/96             1,300               19.3773
             4/30/96             4,400               19.56
             5/02/96               300               19.56
             5/03/96               500               19.685
             5/07/96             3,000               20.06
             5/08/96             1,100               19.9805
             5/09/96             3,000               19.9558
             5/13/96               400               19.8725
             5/15/96               200               19.81
             5/17/96               300               19.935
             5/20/96               700               19.81
             5/21/96               600               19.81
             5/23/96               200               19.81
             5/28/96               100               19.81
             5/30/96             1,000               20.235


     (d) and (e).  Not applicable.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 1996

               GOTHAM PARTNERS, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina CORP.,
                      a general partner

                  By:  /s/ William A. Ackman
                       ----------------------
                       William A. Ackman
                       President

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